Law Offices of

IWONA J. ALAMI

620 Newport Center Dr., Suite 1100

Newport Beach, California 92660

TEL. (949)200-4626

e-mail: iwona@alamilawgroup.com

May 5, 2021

CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         Athena Bitcoin Global - Confidential Submission of the Draft Registration Statement on Form S-1, Submitted May 5, 2021

Ladies and Gentlemen:

We are hereby submitting a draft registration statement on Form S-1 (the “Draft Registration Statement”) on behalf of our client, Athena Bitcoin Global (the “Company”), relating to the registration of shares of the Company’s common stock via EDGAR to the Securities and Exchange Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “emerging growth company” (as defined in the JOBS Act) and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

Please do not hesitate to call me or contact me at iwona@alamilawgroup.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Iwona J. Alami

Iwona J. Alami